# HellerEhrman

March 15, 2004

04 APR -1 AM 7:21

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon C.M. Luk
Managing Partner, Hong Kong
Chairman, China Practice
SLuk@hewm.com
Direct 852.2292.2222
Main 852.2292.2000
Fax 852.2292.2200

04010983

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-4358

Re: Magician Industries (Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Magician Industries (Holdings) Limited (the "Company"), S.E.C. File No. 82-4358, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement of interim results for the six months ended September 30, 2003, dated December 16, 2003, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

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# HellerEhrman

2. The Company's announcement of appointment of independent non-executive director, dated December 15, 2003, published (in English language) in The Standard and (in Chinese language) in the Sing Tao Daily News, both on December 16, 2003,

3. The Company's announcement of resignation of an independent non-executive director, dated December 9, 2003, published (in English language) in The Standard and (in Chinese language) in the Sing Tao Daily News, both on December 10, 2003, and

4. The Company's Interim Report 2003.

The parts of the enclosed document that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

cc: Magician Industries (Holdings) Limited

h:\dlai\adr\22715\0001\31.doc

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司
*(Incorporated in Bermuda with limited liability)*

# ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2003

## RESULTS

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2003 (the "Period") together with the comparative figures for the corresponding period in 2002 as follows:

## CONDENSED CONSOLIDATED INCOME STATEMENT

| | Notes | Six Months ended 30th September, 2003 HK$'000 (unaudited) | 2002 HK$'000 (unaudited) |
|---|---|---|---|
| Turnover | 2 | **247,228** | 262,444 |
| Cost of sales | | **(183,412)** | (179,513) |
| Gross profit | | **63,816** | 82,931 |
| Other revenues | | **1,619** | 2,015 |
| Selling and distribution expenses | | **(21,828)** | (21,682) |
| Administrative and other operating expenses | | **(38,121)** | (43,456) |
| | | **(58,330)** | (63,123) |



| | Notes | Six Months ended 30th September, 2003 HK$'000 (unaudited) | 2002 HK$'000 (unaudited) |
|---|---|---|---|
| Operating profit | 3 | **5,486** | 19,808 |
| Finance costs | | **(3,607)** | (3,792) |
| Share of loss of an associate company | | **(341)** | (688) |
| Profit before tax | | **1,538** | 15,328 |
| Taxation | 4 | **(186)** | (726) |
| Profit attributable to shareholders | | **1,352** | 14,602 |
| Earnings per share | 6 | | |
| – Basic, HK cents | | **0.16** | 1.68 |
| – Diluted, HK cents | | **N/A** | 1.19 |

## NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS

### 1. ACCOUNTING POLICIES

The condensed consolidated interim financial statements have been prepared under the historical cost convention and have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting", issued by the Hong Kong Society of Accountants ("HKSA").

In the current period, the Company has adopted, for the first time, SSAP12 (Revised) "Accounting for income taxes" ("SSAP12 (Revised)") issued by the HKSA. SSAP12 (Revised) has introduced a new basis of accounting for income taxes (including both current tax and deferred tax). The adoption of SSAP12 (Revised) has had no significant effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Other than the above, the accounting policies adopted are consistent with those followed the preparation of the Group's annual audited financial statements for the year ended 31st March, 2003.

## SEGMENT INFORMATION

### (a) Geographical segments

An analysis of the Group's turnover and results for the Period by location of customers is as follows:

| | Turnover 30th September, | | Segment results 30th September, | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| | (Unaudited) | (Unaudited) | (Unaudited) | (Unaudited) |
| USA | 133,608 | 165,123 | 19,892 | 36,528 |
| Canada | 14,412 | 16,243 | 709 | 2,874 |
| Hong Kong | 26,540 | 17,926 | 6,120 | 4,441 |
| Mainland China | 46,238 | 44,036 | (2,405) | 2,003 |
| Europe | 15,697 | 9,402 | 1,364 | 1,631 |
| Others | 10,733 | 9,714 | 1,308 | 2,137 |
| | 247,228 | 262,444 | 26,988 | 49,614 |
| Unallocated costs | | | (21,502) | (29,806) |
| Operating profit | | | 5,486 | 19,808 |

### (b) Business segments

No business segment information is provided as over 90% of the turnover and contribution to the Group's results are attributable to the manufacturing and trading of household products.



## 3. OPERATING PROFIT

Operating profit is stated after crediting and charging the following:

| | Six months ended 30th September, | |
|---|---|---|
| | 2003 | 2002 |
| | *HK$'000* | *HK$'000* |
| | (unaudited) | (unaudited) |
| **Crediting** | | |
| Interest income | 487 | 521 |
| Rental income (less outgoings) | 222 | 204 |
| Write-back of provision for impairment in value of an associated company | 40 | – |
| **Charging** | | |
| Depreciation | 17,860 | 19,006 |
| Provision for inventory obsolescence | 1,376 | 900 |
| Provision for bad and doubtful debts | 838 | 1,515 |
| Exchange loss, net | 290 | 635 |



## 4. TAXATION

| | Six months ended 30th September, | |
|---|---|---|
| | 2003 | 2002 |
| | *HK$'000* | *HK$'000* |
| | (unaudited) | (unaudited) |
| Hong Kong profits tax | 64 | – |
| Mainland China income tax | 122 | 400 |
| Deferred tax | – | 326 |
| | 186 | 726 |

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the Period.

Mainland China income tax has been provided at a rate of 15% (2002: 15%) on the estimated assessable profit generated by the Mainland China subsidiary.

Deferred tax represents the taxation effect of the timing differences arising from accelerated depreciation allowances.

## DIVIDENDS

The directors of the Company do not recommend the payment of interim dividend (2002: Nil) in respect of the Period.

## EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

| | Six months ended 30th September, 2003 HK$'000 (unaudited) | 2002 HK$'000 (unaudited) |
|---|---|---|
| **Earnings** | | |
| Earnings for calculating basic earnings per share | **1,352** | 14,602 |
| Adjustment to the assumption that all convertible bonds were converted at the beginning of the Period | **945** | 962 |
| Earnings for calculating diluted earnings per share | **2,297** | 15,564 |
| | *'000* | *'000* |
| **Number of shares** | | |
| Weighted average number of ordinary shares used in calculating basic earnings per share | **868,733** | 868,733 |
| Deemed issue of ordinary shares at no consideration | **435,634** | 435,634 |
| Weighted average number of ordinary shares used in calculating diluted earnings per share | **1,304,367** | 1,304,367 |

The diluted earnings per share for the Period has not been shown as the effect arising from the exercise of convertible bonds would be anti-dilutive.



## MANAGEMENT DISCUSSION AND ANALYSIS

### Financial Highlights

***General Information***

For the six months ended 30th September, 2003, the Group recorded a turnover of approximately HK$247.2 million, representing a decrease of 6% when compared with the HK$262.4 million reported for the corresponding period last year. Operating profit dropped 72% to HK$5.5 million from HK$19.8 million, while net profit attributable to shareholders was HK$1.4 million compared to a profit of HK$14.6 million during the same period last year. The Group's basic earnings per share was HK0.16 cents.

During the period under review, the Group prepared to prepay the entire indebtedness outstanding under the Debt Restructuring Deed ("DRD") dated 10th November, 2000, by funds obtained through the internal resources of the Group; a loan from the Bank of China, Shenzhen City Branch, Bao-an Sub-branch ("BOC SZ"); and the release of the existing working capital security deposit. As detailed in the announcements of the Company dated 4th November, 2003 and 6th November, 2003, the debt prepayment was completed on 6th November, 2003.

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No principal subsidiaries or associated companies were acquired or disposed of during the period under review, while investments held have not been materially changed from those disclosed in the latest annual report.

***Liquidity and Financial Resources***

As at 30th September, 2003, the Group's net assets increased to HK$273.4 million, rendering net asset value per share at HK31.5 cents. The Group's total assets at that date were valued at HK$725.7 million, including cash and bank deposits totaling approximately HK$158.0 million. During the transitional period of the debt-prepayment plan, the Group's consolidated borrowings increased to HK$327.6 million, which included a three-year loan of HK$100 million provided by BOC SZ pursuant to the loan agreements dated 27th September, 2003. Its debt-to-equity ratio, therefore, soared to 120% as at 30th September, 2003, from 83% as at 31st March, 2003. Included in the Group's consolidated borrowings were five-year term loan of HK$54.6 million and convertible bonds of HK$87.1 million, they were fully repaid when the debt-prepayment exercise completed in November 2003.

### *Capital Structure*

Pursuant to the DRD, the Group's major borrowings included (i) a five-year term loan, which had an outstanding balance of HK$54.6 million after the paying of five installments totaling HK$55 million over two and a half years; and (ii) the balance of zero coupon secured convertible bonds and 4% coupon secured convertible bonds of HK$30 million and HK$57 million, respectively.

In addition, the Group conditionally obtained a three-year loan of HK$100 million from BOC SZ in the transitional period of the debt-prepayment plan as mentioned above.

All of the Group's borrowings, including the loan from BOC SZ, were denominated in Hong Kong dollars. In addition, all borrowings bearing interest were made on a floating-rate basis, except for the 4% coupon secured convertible bonds, which had a fixed interest rate. As a result of stable market interest rates and the gradual repayments of debts, the finance costs for the period under review have further dropped by 5% compared to the corresponding period last year. The Group, therefore, is in a sound financial position with sufficient credit facilities to support its operations both before and after the debt-prepayment plan.

### *Charges On Group Assets*

During the period under review, the Group's assets secured its bank borrowings.

### *Details of Future Plans for Material Investments or Capital Assets*

The Group does not have any future plans for material investments. There will, however, be a reasonable amount of expenditure in capital assets, in particular for the construction of additional factory floors, a new electroplating plant and relevant environmental-protection systems, and other new machines and moulds to cope with production and market demands. Sources of funding are expected to come primarily from trading profits that the Group will generate, coupled with banking facilities that it may obtain.



### *Exposure to Foreign-Exchange Fluctuations*

The Group's monetary assets and liabilities were principally denominated in Hong Kong dollars, Chinese Renminbi and U.S. dollars. Inasmuch as the Hong Kong dollar is pegged to the U.S. dollar, and that there has been minimal fluctuation in the exchange rate between the Hong Kong dollar and Chinese Renminbi, the Group has had minimal exposure to currency-exchange risk.

### *Segment Information*

The sales distribution by geographical area has not changed materially. The Group's biggest market continues to be North America. The sales distribution for North America, Mainland China, Hong Kong, Europe and others was 60%, 19%, 11%, 6% and 4%, respectively.

### *Contingent Liabilities*

The contingent liabilities of the Group have not changed materially from those disclosed in the latest annual report.

### Employee Information

As at 30th September, 2003, the Group employed a workforce of 4,118 employees in its various offices and factories in Hong Kong and Mainland China. Competitive remuneration packages were structured, commensurate with individual responsibilities, qualification, experience and performance. The Group also provided on-the-job training and organized safety programs for its employees.

There was a share-option scheme in force but no share option was granted during the period under review.

### Review of Operations

Due to the disappointing performance of the North American market, Magician recorded 6% drop in turnover and 72% decrease in operating profit, which stood at HK$247.2 million and HK$5.5 million, respectively. This resulted in a net profit attributable to shareholders of HK$1.4 million, mainly due to decrease in sales and rise of production cost. The outbreak of SARS earlier this year dealt a great blow to the Group's business since overseas buyers were reluctant to visit Magician's showroom in Hong Kong and production plant in the PRC, which resulted in the loss of some major orders expected. On top of that, the price of plastic raw materials soared by 30% to 40% while that of steel climbed by 10% to 40% as well.

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wever, thanks to the Group's efforts in expanding its customer e, over the interim period Magician was able to sign up some M customers for gifts and premium products from Canada South Korea.

***ernational Sales***

the six months ended 30th September, 2003, the Group's erseas sales totaled HK$174.4 million, representing a drop of % when compared to that of the same period last year.

our global sales, the performance of the U.S. market has been appointing with turnover dropping 19% to HK$133.6 million npared to the HK$165.1 million generated in the same period t year. This fall in sales was mainly due to a weak economy in U.S., which not only directly affected consumer confidence also hurt retailer confidence. We were informed by our stomers that they consider their stock in hand more than ficient to cope with customer demands and have therefore opted a prudent attitude in order placement so as to maintain a nimum inventory level.

e performance of the Canadian market was similar to its uthern neighbour with a sales drop of 11% to HK$14.4 million mpared to last year's HK$16.2 million. European sales fared ch better than the North American market with a turnover of K$15.7 million, an increase of 67% over the HK$9.4 million ported for the same period last year. This was attributable to r initiatives to nurture a stronger bond with European customers ce two years ago, which resulted in expansion of customer se during the period under review. The turnover from other ernational markets also recorded a combined increase of 10% HK$10.7 million.

***inland China Sales***

ring the period under review, PRC sales grew approx. 5% to K$46.2 million. This stable growth was attributable to a isfactory response to the introduction of new designs and oducts under "NICOLE design", a well-known brand name for usehold products in Mainland China. The sophisticated proach to marketing "NICOLE design", including several ecial summer joint promotions with major customers, also mulated sales.



During the period under review, the Group maintained an extensive sales-office network covering more than 30 major cities spanning 20 provinces, 4 municipalities and 3 autonomous regions, supplying to about 1,000 retail customers who together operate approximately 4,300 sales outlets in the PRC.

Over the interim period, multi-purpose storage systems, drinkware and soapbox collections were the hottest-selling items for the Group in the PRC.

***Hong Kong Sales***

Hong Kong sales increased 48% to HK$26.5 million, compared with HK$17.9 million during the same period last year. This encouraging growth was mainly attributable to increased promotional activities with retail customers.

**Prospects**

The Group expects further challenges to arise from the volatile global economy, coupled with an underperforming market in the United States. While working hard to boost its overseas sales performance, the Group will put more resources into the PRC in view of the promising sales growth in the region.

Thanks to the rise of living standards and purchasing power in the PRC, the Group is optimistic it can increase sales in 2004 by expanding its presence in retail outlets and working closely with local business partners to foster mutual growth. Nevertheless, the Group also recognizes that the opening up of Mainland China has already drawn an increasing number of foreign competitors, which will ultimately result in thinning profit margins. Therefore, we have decided to adopt a four-pronged strategy in the PRC, namely, (1) Diversify product lines under the brand name of "NICOLE design" to launch more new items encompassing the latest trends; (2) Solidify market position by maintaining closer cooperation with existing customers and assigning more authorized distributors that operate strongly in local networks; (3) Develop concept stores to stimulate sales and build stronger corporate image; and (4) Enhance logistic-control and supply-chain management to reduce operation costs and boost product competitiveness.

Looking ahead, the Group believes the prepayment of debt under the DRD has helped Magician relieve itself from its previous financial burden, and expects that the Group will be in a better position to focus on reviving sales in North America as well as expanding business in the PRC.

## DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30th September, 2003, the interests and short positions of the directors and chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") were as follows:

| Name of director | Nature of interests | Number of issued ordinary shares of HK$0.10 each in the Company |
|---|---|---|
| Mr. Kong Yick Ming *(note)* | Corporate | 286,984,000 |

*Note:* Mr. Kong Yick Ming is deemed to have a beneficial interest in 286,984,000 ordinary shares of the Company through Concept Developments Limited, the entire issued share capital of which is beneficially owned by Mr. Kong Yick Ming.

Save as disclosed herein, as at 30th September, 2003, none of the directors or chief executives of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company pursuant to the Model Code.



Furthermore, no share options were granted under the Company's share option scheme since its adoption on 8th August, 2002. Other than that, at no time during the Period was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company or any of their spouses or children under the age of 18 to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

## SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed above in respect of the directors and chief executives, as at 30th September, 2003, the register of substantial shareholders maintained under Section 336 of Part XV of the SFO showed that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the Company's issued share capital.

| Name | Number of issued ordinary shares held | Percentage of total issued ordinary share |
|---|---|---|
| Transpac Nominees Pte Ltd. | 213,279,577 | 24.6% |
| Concept Developments Limited | 286,984,000 | 33.0% |
| Primewell Investment Limited *(note 1)* | 117,491,777 | 13.52% |
| Silvermark International Limited *(note 2)* | 55,657,926 | 6.41% |

*Note 1:* Ms. Chan Ying Gi, Dorice is deemed to have a beneficial interest in 117,491,777 ordinary shares of the Company through Primewell Investment Limited, the entired issued share capital of which is beneficially owned by Ms. Chan Ying Gi, Dorice. Included her personal interest of 32,703,421 ordinary shares, she is deemed to have a total of 150,195,198 ordinary shares of the Company.

*Note 2:* Ms. Zhou Hui Lian is deemed to have a beneficial interest in 55,657,926 shares of the Company through Silvermark International Limited, the entired issued share capital of which is beneficially owned by Ms. Zhou Hui Lian.

Save as disclosed above, as at 30th September, 2003, the register maintained by the Company pursuant to Section 336 of the SFO recorded no other interests or short positions in shares of the Company.

## 'URCHASE, SALE OR REDEMPTION OF THE :OMPANY'S LISTED SECURITIES

leither the Company nor any of its subsidiaries purchased, sold r redeemed any of the Company's listed securities during the 'eriod.

## ιUDIT COMMITTEE

'he Audit committee has reviewed with management the ccounting principles and practices adopted by the Group and liscussed internal control and financial reporting matters including he review of the unaudited interim financial statements for the 'eriod.

## :OMPLIANCE WITH THE CODE OF BEST PRACTICE OF 'HE LISTING RULES

n the opinion of the directors, the Company has complied with he Code of Best Practice as set out in Appendix 14 of the Listing ₹ules throughout the Period, except that the independent non-:xecutive directors of the Company are not appointed for specific erms.

On behalf of the Board
**Kong Yick Ming**
*Chairman*

Hong Kong, 16th December, 2003

Please also refer to the published version of this announcement n The Standard.



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# MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
# 通達工業(集團)有限公司
*(於百慕達註冊成立之有限公司)*

## 截至二零零三年九月三十日止六個月之中期業績公佈

**業績**

通達工業(集團)有限公司(「本公司」)之董事會(「董事會」)欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零三年九月三十日止六個月(「本期間」)之未經審核業績連同二零零二年同期之比較數字如下：

**簡明綜合收益表**

| | 附註 | 截至九月三十日止六個月 二零零三年 千港元 (未審核) | 二零零二年 千港元 (未審核) |
|---|---|---|---|
| 營業額 | 2 | 247,228 | 262,444 |
| 銷售成本 | | (183,412) | (179,513) |
| 毛利 | | 63,816 | 82,931 |
| 其他收入 | | 1,619 | 2,015 |
| 銷售及分銷成本 | | (21,828) | (21,682) |
| 行政及其他營運支出 | | (38,121) | (43,456) |
| | | (58,330) | (63,123) |
| 經營溢利 | 3 | 5,486 | 19,808 |
| 財務費用 | | (3,607) | (3,792) |
| 應佔聯營公司虧損 | | (341) | (688) |
| 除稅前溢利 | | 1,538 | 15,328 |
| 稅項 | 4 | (186) | (726) |
| 股東應佔溢利 | | 1,352 | 14,602 |
| 每股盈利 | 6 | | |
| —基本(港仙) | | 0.16 | 1.68 |
| —攤薄(港仙) | | 不適用 | 1.19 |

**未審核中期財務報表附註**

1. **會計政策**

簡明綜合中期財務報表乃根據歷史成本法編製及香港會計師公會頒佈之香港會計實務準則第25號「中期財務報告」編製。

本期間，本公司首次採納會計實務準則第12條(經修訂)「所得稅會計」(「會計實務準則第12條(經修訂)」)。會計實務準則第12條(經修訂)引入所得稅(包括現行稅項及遞延稅項)會計之新基準。採納會計實務準則第12條(經修訂)對本會計期間或過往會計期間之業績並無任何重大影響，因此毋須作出前期調整。

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除上述者外，所採納之會計政策與編撰本集團截至二零零三年三月三十一日止年度之年度經審核財務報表所採納者一致：

2. 分部資料

(a) 地區分部

本集團於本期間的客戶地區分佈之營業額及業績分析如下：

| | 營業額 九月三十日 | | 分部業績 九月三十日 | |
|---|---|---|---|---|
| | 二零零三年 千港元 (未審核) | 二零零二年 千港元 (未審核) | 二零零三年 千港元 (未審核) | 二零零二年 千港元 (未審核) |
| 美國 | 133,608 | 165,123 | 19,892 | 36,528 |
| 加拿大 | 14,412 | 16,243 | 709 | 2,874 |
| 香港 | 26,540 | 17,926 | 6,120 | 4,441 |
| 中國大陸 | 46,238 | 44,036 | (2,405) | 2,003 |
| 歐洲 | 15,697 | 9,402 | 1,364 | 1,631 |
| 其他 | 10,733 | 9,714 | 1,308 | 2,137 |
| | 247,228 | 262,444 | 26,988 | 49,614 |
| 未分配之企業成本 | | | (21,502) | (29,806) |
| 經營溢利 | | | 5,486 | 19,808 |

(b) 業務分部

本集團的銷售及業績超過90%來自製造及買賣家居用品，故無須提供業務分部資料。

3. 經營溢利

經營溢利已計入及扣除下列各項：

| | 截至九月三十日止六個月 | |
|---|---|---|
| | 二零零三年 千港元 (未審核) | 二零零二年 千港元 (未審核) |
| **已計入** | | |
| 利息收入 | 487 | 521 |
| 租金收入(已扣除開支) | 222 | 204 |
| 回撥聯營公司減值準備 | 40 | – |
| **已扣除** | | |
| 折舊 | 17,860 | 19,006 |
| 呆壞存貨撥備 | 1,376 | 900 |
| 呆壞賬撥備 | 838 | 1,515 |
| 匯兌虧損淨額 | 290 | 635 |

4. 稅項

| | 截至九月三十日止六個月 | |
|---|---|---|
| | 二零零三年 千港元 (未審核) | 二零零二年 千港元 (未審核) |
| 香港所得稅 | 64 | – |
| 中國大陸所得稅 | 122 | 400 |
| 遞延稅項 | – | 326 |
| | 186 | 726 |

本期間，香港所得稅按估計應課稅溢利之17.5%(二零零二年：16%)計算。

中國大陸附屬公司的中國大陸所得稅是按估計應課稅溢利之15%(二零零二年：15%)計算。

遞延稅項為加速折算減免而引起之稅項時差數。

5. 股息

董事會不建議就本期間派發中期股息(二零零二年:無)。

6. 每股盈利

每股基本及攤薄盈利根據以下數據計算:

| | 截至九月三十日止六個月 | |
|---|---|---|
| | 二零零三年 | 二零零二年 |
| | 千港元 | 千港元 |
| | (未審核) | (未審核) |
| **盈利** | | |
| 計算每股基本盈利之溢利 | 1,352 | 14,602 |
| 根據假設把所有可換股債券於本期初兌換成股份作出調整 | 945 | 962 |
| 計算每股攤薄盈利之溢利 | 2,297 | 15,564 |
| | 千 | 千 |
| **股份數目** | | |
| 計算每股基本盈利使用之加權平均普通股股數 | 868,733 | 868,733 |
| 視為無代價發行之普通股股數 | 435,634 | 435,634 |
| 計算每股攤薄盈利使用之加權平均普通股股數 | 1,304,367 | 1,304,367 |

就行使之可換股債券對每股攤薄盈利產生反攤薄效應,本期間的每股攤薄盈利並並無顯示。

## 管理層討論與分析

### 財務摘要

***業績概覽***

截至二零零三年九月三十日止六個月,本集團營業額約為港幣二億四千七百二十萬元,較去年同期之港幣二億六千二百四十萬元下跌6%,惟經營溢利下跌72%,由去年同期之港幣一千九百八十萬元下跌至港幣五百五十萬元。此外,本集團股東應佔溢利淨額為港幣一百四十萬元,而去年同期錄得股東應佔溢利為港幣一千四百六十萬元。本集團每股基本盈利為港仙零點一六。

於回顧期內,本集團準備提早償還根據二零零零年十一月十日簽訂之債務重整契約(「債務重整契約」)中尚欠債權人的全數餘款;所需資金擬取自調配本集團之內部資源、向中國銀行深圳市分行寶安支行(「中銀深圳」)貸款,以及撤銷現時營運資本保證金。根據本公司於二零零三年十一月四日及二零零三年十一月六日刊登之公佈,提早還款已於二零零三年十一月六日完成。

於回顧期內,本集團並無收購或出售任何主要附屬公司或聯營公司。而本集團持有投資項目的情況,與最近之年報所示者,亦無重大改變。

***流動資金和財政資源***

於二零零三年九月三十日,本集團之淨資產值升至港幣二億七千三百四十萬元,每股淨資產值為港仙三十一點五。同時,本集團總資產值為港幣七億二千五百七十萬元,其中現金及銀行存款約佔港幣一億五千八百萬元。由於本集團當時正處於提早還款計劃之過渡時期,本集團之綜合借貸增加至港幣三億二千七百六十萬元,其中包括二零零三年九月二十七日中銀深圳貸款合同所簽定之港幣一億元的三年期貸款。故此,本集團其時之負債資產比率由二零零三年三月三十一日的83%,上升至二零零三年九月三十日的120%。本集團之綜合借貸包括港幣五千四百六十萬元之五年期貸款及港幣八千七百一十萬元之可換股債券。該兩項借貸已於二零零三年十一月完成提早償還計劃後全數償還。

***資本架構***

根據債務重整契約,本集團之主要借貸包括(i)一項五年期的貸款,本集團在過去兩年半已按時支付五期合共港幣五千五百萬元的還款,現剩餘債項為港幣五千四百六十萬元;以及(ii)無息票有抵押可換股債券及四厘息票有抵押可換股債券之欠款,分別為港幣三千萬元及港幣五千七百萬元。

此外,本集團於上述提早還款計劃之過渡期內,向中銀深圳貸款港幣一億元,為期三年。

本集團所有借貸,包括中銀深圳之貸款,均以港幣結算。此外,本集團所有借貸之息率均為浮息,但四厘息票有抵押可換股債券則為例外,是以定息計算。由於市場息率穩定,加上本集團逐步攤還債項,本集團於回顧期內的財務費用較去年同期縮減5%。因此,本集團的財務狀況健全,並具充足融資額以支援在提早還款前後業務之營運。

***本集團資產抵押***

於回顧期內,本集團之銀行借貸由本集團的資產作擔保。

**遵守最佳應用守則**

根據本公司董事所知，除本公司之獨立非執行董事並無固定任期外，本公司於本期間內已遵守由上市規則附錄14所載之最佳應用守則。

承董事會命
**江益明**
*主席*

香港，二零零三年十二月十六日

請同時參閱本公布於星島日報刊登的內容。

The Standard — 16 December 2003

**MAGICIAN INDUSTRIES (HOLDINGS) LIMITED**
**(通達工業(集團)有限公司)**
*(incorporated in Bermuda with limited liability)*
*(the "Company")*

**APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR**

The board of directors of Magician Industries (Holdings) Limited (the "Company") is pleased to announce that Mr. Tam Chi Kwan Michael has been appointed as the independent non-executive director of the Company with effect from 12th December, 2003.

By Order of the Board
**Ng Fun Hung**
*Company Secretary*

Hong Kong, 15th December, 2003

星島日報 — 16 December 2003

**MAGICIAN INDUSTRIES (HOLDINGS) LIMITED**
**(通達工業(集團)有限公司)**
*(於百慕達註冊成立之有限公司)*

**獨立非執行董事委任通告**

通達工業(集團)有限公司(「本公司」)之董事會(「董事會」)欣然宣佈於二零零三年十二月十二日委任譚志昆先生為本公司之獨立非執行董事。

承董事會命
伍寬雄
公司秘書

香港，二零零三年十二月十五日

Post-it® Fax Note 7671 + 852 2414 0588 2

| | |
|---|---|
| To Ms. Dawning Lai | From Bess Ho |
| Co./Dept. Heller Ehrman | Co. Magician Ind. |
| Phone # 2292 2005 | Phone # 2411 7893 |
| Fax # 2292 2200 | Fax # 2411 7808 |

The Standard

10 December 2003

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
(通達工業(集團)有限公司)
*(incorporated in Bermuda with limited liability)*
*(the "Company")*

**RESIGNATION OF AN INDEPENDENT NON-EXECUTIVE DIRECTOR**

The board of directors of the Company announces that Mr. Ng Wai Lung, an independent non-executive director, resigned from the board of directors of the Company on 8th December 2003.

By Order of the Board
**Ng Fun Hung**
*Company Secretary*

Hong Kong, 9th December, 2003

星島日報

10 December 2003

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
(通達工業(集團)有限公司)
*(於百慕達註冊成立之有限公司)*

**獨立非執行董事辭任通告**

通達工業(集團)有限公司(「本公司」)之董事會宣佈吳偉龍先生於二零零三年十二月八日辭任本公司獨立非執行董事一職。

承董事會命
伍寬雄
公司秘書

香港，二零零三年十二月九日

# MAGICIAN
INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司



# INTERIM REPORT 2003 中期報告


TRY

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2003 (the "Period") together with the comparative figures for the corresponding period in 2002 as follows:

## CONDENSED CONSOLIDATED INCOME STATEMENT

| | Notes | Six months ended 30th September, 2003 HK$'000 (unaudited) | 2002 HK$'000 (unaudited) |
|---|---|---|---|
| Turnover | 2 | **247,228** | 262,444 |
| Cost of sales | | **(183,412)** | (179,513) |
| Gross profit | | **63,816** | 82,931 |
| Other revenues | | **1,619** | 2,015 |
| Selling and distribution expenses | | **(21,828)** | (21,682) |
| Administrative and other operating expenses | | **(38,121)** | (43,456) |
| | | **(58,330)** | (63,123) |
| Operating profit | 3 | **5,486** | 19,808 |
| Finance costs | | **(3,607)** | (3,792) |
| Share of loss of an associate company | | **(341)** | (688) |
| Profit before tax | | **1,538** | 15,328 |
| Taxation | 4 | **(186)** | (726) |
| Profit attributable to shareholders | | **1,352** | 14,602 |
| Earnings per share | 6 | | |
| – Basic, HK cents | | **0.16** | 1.68 |
| – Diluted, HK cents | | **N/A** | 1.19 |

# CONDENSED CONSOLIDATED BALANCE SHEET

| | Notes | 30th September, 2003 HK$'000 (unaudited) | 31st March, 2003 HK$'000 (audited) |
|---|---|---|---|
| **ASSETS** | | | |
| **CURRENT ASSETS** | | | |
| Cash and bank balances | | 7,307 | 18,951 |
| Restricted bank deposits and balances | | 150,648 | 40,923 |
| Trade and bills receivables | 8 | 92,599 | 95,598 |
| Inventories | | 84,040 | 85,924 |
| Prepayments, deposits and other receivables | | 12,312 | 11,008 |
| Total current assets | | 346,906 | 252,404 |
| **FIXED ASSETS** | 7 | 378,047 | 368,337 |
| **INTEREST IN AN ASSOCIATED COMPANY** | | 794 | 1,166 |
| **Total assets** | | 725,747 | 621,907 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| **CURRENT LIABILITIES** | | | |
| Trade payables | 9 | 67,147 | 61,844 |
| Other payables and accruals | | 47,594 | 47,472 |
| Short-term bank loans, secured | | 124,231 | 66,995 |
| Current portion of long-term bank loans | | 15,000 | 22,000 |
| Current portion of finance lease obligations | | 7,561 | 4,501 |
| Convertible bonds | | 87,127 | – |
| Tax payables | | 9,828 | 12,737 |
| Total current liabilities | | 358,488 | 215,549 |
| **LONG-TERM PAYABLE** | | – | 2,836 |
| **LONG-TERM BANK LOANS, SECURED** | | 85,000 | 43,641 |
| **FINANCE LEASE OBLIGATIONS** | | 8,702 | 549 |
| **CONVERTIBLE BONDS** | | – | 87,127 |
| **DEFERRED TAX LIABILITIES** | | 127 | 127 |
| **Total liabilities** | | 452,317 | 349,829 |
| **SHAREHOLDERS' EQUITY** | | | |
| Share capital | | 86,873 | 86,873 |
| Reserves | | 186,557 | 185,205 |
| Total shareholders' equity | | 273,430 | 272,078 |
| **Total liabilities and shareholders' equity** | | 725,747 | 621,907 |

## CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

| | Share Capital HK$'000 (unaudited) | Share premium HK$'000 (unaudited) | Capital redemption reserve HK$'000 (unaudited) | Exchange fluctuation reserve HK$'000 (unaudited) | Contributed surplus HK$'000 (unaudited) | Accumulated losses HK$'000 (unaudited) | Total HK$'000 (unaudited) |
|---|---|---|---|---|---|---|---|
| At 1st April, 2002 | 86,873 | 282,049 | 1,265 | 139 | 51 | (116,413) | 253,964 |
| Profit for the Period | – | – | – | – | – | 14,602 | 14,602 |
| At 30th September, 2002 | 86,873 | 282,049 | 1,265 | 139 | 51 | (101,811) | 268,566 |
| At 1st April, 2003 | 86,873 | 282,049 | 1,265 | 139 | 51 | (98,299) | 272,078 |
| Profit for the Period | – | – | – | – | – | 1,352 | 1,352 |
| At 30th September, 2003 | 86,873 | 282,049 | 1,265 | 139 | 51 | (96,947) | 273,430 |

# CONDENSED CONSOLIDATED CASH FLOW STATEMENT

| | Six months ended 30th September, 2003 HK$'000 (unaudited) | 2002 HK$'000 (unaudited) |
|---|---|---|
| Net cash (outflow)/inflow from operating activities | (86,956) | 7,041 |
| Net cash used in investing activities | (27,496) | (25,031) |
| Net cash from financing activities | 102,808 | 11,625 |
| Net decrease in cash and cash equivalents | (11,644) | (6,365) |
| Cash and cash equivalents at beginning of Period | 18,951 | 13,745 |
| Cash and cash equivalents at end of Period | 7,307 | 7,380 |

# NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS

## 1. ACCOUNTING POLICIES

The condensed consolidated interim financial statements have been prepared under the historical cost convention and have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting", issued by the Hong Kong Society of Accountants ("HKSA").

In the current Period, the Company has adopted, for the first time, SSAP12 (Revised) "Accounting for income taxes" ("SSAP12 (Revised)") issued by the HKSA. SSAP12 (Revised) has introduced a new basis of accounting for income taxes (including both current tax and deferred tax). The adoption of SSAP12 (Revised) has had no significant effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Other than the above, the accounting policies adopted are consistent with those followed the preparation of the Group's annual audited financial statements for the year ended 31st March, 2003.

## 2. SEGMENT INFORMATION

### (a) Geographical segments

An analysis of the Group's turnover and results for the Period by location of customers is as follows:

| | Turnover 30th September, | | Segment results 30th September, | |
|---|---|---|---|---|
| | **2003 HK$'000 (Unaudited)** | 2002 HK$'000 (Unaudited) | **2003 HK$'000 (Unaudited)** | 2002 HK$'000 (Unaudited) |
| USA | **133,608** | 165,123 | **19,892** | 36,528 |
| Canada | **14,412** | 16,243 | **709** | 2,874 |
| Hong Kong | **26,540** | 17,926 | **6,120** | 4,441 |
| Mainland China | **46,238** | 44,036 | **(2,405)** | 2,003 |
| Europe | **15,697** | 9,402 | **1,364** | 1,631 |
| Others | **10,733** | 9,714 | **1,308** | 2,137 |
| | **247,228** | 262,444 | **26,988** | 49,614 |
| Unallocated costs | | | **(21,502)** | (29,806) |
| Operating profit | | | **5,486** | 19,808 |

### (b) Business segments

No business segment information is provided as over 90% of the turnover and contribution to the Group's results are attributable to the manufacturing and trading of household products.

## 3. OPERATING PROFIT

Operating profit is stated after crediting and charging the following:

| | Six months ended 30th September, 2003 HK$'000 (unaudited) | Six months ended 30th September, 2002 HK$'000 (unaudited) |
|---|---|---|
| **Crediting** | | |
| Interest income | 487 | 521 |
| Rental income (less outgoings) | 222 | 204 |
| Write-back of provision for impairment in value of an associated company | 40 | – |
| **Charging** | | |
| Depreciation | 17,860 | 19,006 |
| Provision for inventory obsolescence | 1,376 | 900 |
| Provision for bad and doubtful debts | 838 | 1,515 |
| Exchange loss, net | 290 | 635 |

## 4. TAXATION

| | Six months ended 30th September, 2003 HK$'000 (unaudited) | Six months ended 30th September, 2002 HK$'000 (unaudited) |
|---|---|---|
| Hong Kong profits tax | 64 | – |
| Mainland China income tax | 122 | 400 |
| Deferred tax | – | 326 |
| | 186 | 726 |

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the Period.

Mainland China income tax has been provided at the rate of 15% (2002: 15%) on the estimated assessable profit generated by the Mainland China subsidiary.

Deferred tax represents the taxation effect of the timing differences arising from accelerated depreciation allowances.

5. **DIVIDENDS**

The directors of the Company do not recommend the payment of interim dividend (2002: Nil) in respect of the Period.

6. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share is based on the following data:

| | Six months ended 30th September, | |
|---|---|---|
| | **2003** | 2002 |
| | ***HK$'000*** | *HK$'000* |
| | **(unaudited)** | (unaudited) |
| **Earnings** | | |
| Earnings for calculating basic earnings per share | **1,352** | 14,602 |
| Adjustment to the assumption that all convertible bonds were converted at the beginning of the Period | **945** | 962 |
| Earnings for calculating diluted earnings per share | **2,297** | 15,564 |
| | ***'000*** | *'000* |
| **Number of shares** | | |
| Weighted average number of ordinary shares used in calculating basic earnings per share | **868,733** | 868,733 |
| Deemed issue of ordinary shares at no consideration | **435,634** | 435,634 |
| Weighted average number of ordinary shares used in calculating diluted earnings per share | **1,304,367** | 1,304,367 |

The diluted earnings per share for the Period has not been shown as the effect arising from the exercise of convertible bonds would be anti-dilutive.

7. **ADDITIONS TO FIXED ASSETS**

During the Period, the Group has spent approximately HK$10.7 million (for the six months ended 30th September, 2002: HK$0.9 million) on the construction of its production premises and HK$17.5 million (for the six months ended 30th September, 2002: HK$24.1 million) on additions to manufacturing facility and equipment in order to enhance its manufacturing capabilities.

## 8. TRADE AND BILLS RECEIVABLES

An aging analysis of trade and bills receivables is set out below:

| | **30th September, 2003** | 31st March, 2003 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| | **(unaudited)** | (audited) |
| Less than 1 month | **35,596** | 40,857 |
| 1 month to 2 months | **23,670** | 25,427 |
| 2 months to 3 months | **17,583** | 15,915 |
| 3 months to 6 months | **12,976** | 12,903 |
| 6 months to 1 year | **6,921** | 4,737 |
| More than 1 year | **7,106** | 6,409 |
| | **103,852** | 106,248 |
| Less: Provision for bad and doubtful debts | **(11,253)** | (10,650) |
| | **92,599** | 95,598 |

Trade receivables are due after 30 days to 60 days.

## 9. TRADE PAYABLES

An aging analysis of trade payables is set out below:

| | **30th September, 2003** | 31st March, 2003 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| | **(unaudited)** | (audited) |
| Less than 3 months | **41,050** | 52,678 |
| 3 months to 6 months | **21,936** | 7,396 |
| 6 months to 1 year | **3,680** | 793 |
| More than 1 year | **481** | 977 |
| | **67,147** | 61,844 |

## 10. COMMITMENTS

| | 30th September, 2003 HK$'000 (unaudited) | 31st March, 2003 HK$'000 (audited) |
|---|---|---|
| (a) Capital commitments for land and buildings, and plant and machinery | | |
| Authorised and contracted for | 18,151 | 6,730 |
| (b) Non-cancellable operating commitments | | |
| Properties | | |
| Not later than 1 year | 4,310 | 3,491 |
| Later than 1 year and not later than 5 years | 2,326 | 2,838 |
| | 6,636 | 6,329 |

## 11. RESTRICTED BANK DEPOSITS AND BALANCES

As at 30th September, 2003, the Group has a total of restricted bank deposits and balances of approximately HK$150.6 million (31/3/2003: HK$40.9 million), comprising HK$100 million held by a bank for the purpose of prepayment of the indebtedness under a previous debt restructuring proposal, HK$10 million held for prepayment of working capital line and HK$40.6 million held for the purpose of granting general banking facilities.

# MANAGEMENT DISCUSSION AND ANALYSIS

## Financial Highlights

### *General Information*

For the six months ended 30th September, 2003, the Group recorded a turnover of approximately HK$247.2 million, representing a decrease of 6% when compared with the HK$262.4 million reported for the corresponding period last year. Operating profit dropped 72% to HK$5.5 million from HK$19.8 million, while net profit attributable to shareholders was HK$1.4 million compared to a profit of HK$14.6 million during the same period last year. The Group's basic earnings per share was HK0.16 cents.

During the period under review, the Group prepared to prepay the entire indebtedness outstanding under the Debt Restructuring Deed ("DRD") dated 10th November, 2000, by funds obtained through the internal resources of the Group; a loan from the Bank of China, Shenzhen City Branch, Bao-an Sub-branch ("BOC SZ"); and the release of the existing working capital security deposit. As detailed in the announcements of the Company dated 4th November, 2003 and 6th November, 2003, the debt prepayment was completed on 6th November, 2003.

No principal subsidiaries or associated companies were acquired or disposed of during the period under review, while investments held have not been materially changed from those disclosed in the latest annual report.

### *Liquidity and Financial Resources*

As at 30th September, 2003, the Group's net assets increased to HK$273.4 million, rendering net asset value per share at HK31.5 cents. The Group's total assets at that date were valued at HK$725.7 million, including cash and bank deposits totaling approximately HK$158.0 million. During the transitional period of the debt-prepayment plan, the Group's consolidated borrowings increased to HK$327.6 million, which included a three-year loan of HK$100 million provided by BOC SZ pursuant to the loan agreements dated 27th September, 2003. Its debt-to-equity ratio, therefore, soared to 120% as at 30th September, 2003, from 83% as at 31st March, 2003. Included in the Group's consolidated borrowings were five-year term loan of HK$54.6 million and convertible bonds of HK$87.1 million, they were fully repaid when the debt-prepayment exercise completed in November 2003.

### *Capital Structure*

Pursuant to the DRD, the Group's major borrowings included (i) a five-year term loan, which had an outstanding balance of HK$54.6 million after the paying of five installments totaling HK$55 million over two and a half years; and (ii) the balance of zero coupon secured convertible bonds and 4% coupon secured convertible bonds of HK$30 million and HK$57 million, respectively.

In addition, the Group conditionally obtained a three-year loan of HK$100 million from BOC SZ in the transitional period of the debt-prepayment plan as mentioned above.

All of the Group's borrowings, including the loan from BOC SZ, were denominated in Hong Kong dollars. In addition, all borrowings bearing interest were made on a floating-rate basis, except for the 4% coupon secured convertible bonds, which had a fixed interest rate. As a result of stable market interest rates and the gradual repayments of debts, the finance costs for the period under review have further dropped by 5% compared to the corresponding period last year. The Group, therefore, is in a sound financial position with sufficient credit facilities to support its operations both before and after the debt-prepayment plan.

### *Charges On Group Assets*

During the period under review, the Group's assets secured its bank borrowings.

### *Details of Future Plans for Material Investments or Capital Assets*

The Group does not have any future plans for material investments. There will, however, be a reasonable amount of expenditure in capital assets, in particular for the construction of additional factory floors, a new electroplating plant and relevant environmental-protection systems, and other new machines and moulds to cope with production and market demands. Sources of funding are expected to come primarily from trading profits that the Group will generate, coupled with banking facilities that it may obtain.

### *Exposure to Foreign-Exchange Fluctuations*

The Group's monetary assets and liabilities were principally denominated in Hong Kong dollars, Chinese Renminbi and U.S. dollars. Inasmuch as the Hong Kong dollar is pegged to the U.S. dollar, and that there has been minimal fluctuation in the exchange rate between the Hong Kong dollar and Chinese Renminbi, the Group has had minimal exposure to currency-exchange risk.

### *Segment Information*

The sales distribution by geographical area has not changed materially. The Group's biggest market continues to be North America. The sales distribution for North America, Mainland China, Hong Kong, Europe and others was 60%, 19%, 11%, 6% and 4%, respectively.

### *Contingent Liabilities*

The contingent liabilities of the Group have not changed materially from those disclosed in the latest annual report.

### Employee Information

As at 30th September, 2003, the Group employed a workforce of 4,118 employees in its various offices and factories in Hong Kong and Mainland China. Competitive remuneration packages were structured, commensurate with individual responsibilities, qualification, experience and performance. The Group also provided on-the-job training and organized safety programs for its employees.

There was a share-option scheme in force but no share option was granted during the period under review.

### Review of Operations

Due to the disappointing performance of the North American market, Magician recorded 6% drop in turnover and 72% decrease in operating profit, which stood at HK$247.2 million and HK$5.5 million, respectively. This resulted in a net profit attributable to shareholders of HK$1.4 million, mainly due to decrease in sales and rise of production cost. The outbreak of SARS earlier this year dealt a great blow to the Group's business since overseas buyers were reluctant to visit Magician's showroom in Hong Kong and production plant in the PRC, which resulted in the loss of some major orders expected. On top of that, the price of plastic raw materials soared by 30% to 40% while that of steel climbed by 10% to 40% as well.

However, thanks to the Group's efforts in expanding its customer base, over the interim period Magician was able to sign up some OEM customers for gifts and premium products from Canada and South Korea.

### *International Sales*

For the six months ended 30th September, 2003, the Group's overseas sales totaled HK$174.4 million, representing a drop of 13% when compared to that of the same period last year.

Of our global sales, the performance of the U.S. market has been disappointing with turnover dropping 19% to HK$133.6 million compared to the HK$165.1 million generated in the same period last year. This fall in sales was mainly due to a weak economy in the U.S., which not only directly affected consumer confidence but also hurt retailer confidence. We were informed by our customers that they consider their stock in hand more than sufficient to cope with customer demands and have therefore adopted a prudent attitude in order placement so as to maintain a minimum inventory level.

The performance of the Canadian market was similar to its southern neighbour with a sales drop of 11% to HK$14.4 million compared to last year's HK$16.2 million. European sales fared much better than the North American market with a turnover of HK$15.7 million, an increase of 67% over the HK$9.4 million reported for the same period last year. This was attributable to our initiatives to nurture a stronger bond with European customers since two years ago, which resulted in expansion of customer base during the period under review. The turnover from other international markets also recorded a combined increase of 10% to HK$10.7 million.

### *Mainland China Sales*

During the period under review, PRC sales grew approx. 5% to HK$46.2 million. This stable growth was attributable to a satisfactory response to the introduction of new designs and products under "NICOLE design", a well-known brand name for household products in Mainland China. The sophisticated approach to marketing "NICOLE design", including several special summer joint promotions with major customers, also stimulated sales.

During the period under review, the Group maintained an extensive sales-office network covering more than 30 major cities spanning 20 provinces, 4 municipalities and 3 autonomous regions, supplying to about 1,000 retail customers who together operate approximately 4,300 sales outlets in the PRC.

Over the interim period, multi-purpose storage systems, drinkware and soapbox collections were the hottest-selling items for the Group in the PRC.

### *Hong Kong Sales*

Hong Kong sales increased 48% to HK$26.5 million, compared with HK$17.9 million during the same period last year. This encouraging growth was mainly attributable to increased promotional activities with retail customers.

### Prospects

The Group expects further challenges to arise from the volatile global economy, coupled with an underperforming market in the United States. While working hard to boost its overseas sales performance, the Group will put more resources into the PRC in view of the promising sales growth in the region.

Thanks to the rise of living standards and purchasing power in the PRC, the Group is optimistic it can increase sales in 2004 by expanding its presence in retail outlets and working closely with local business partners to foster mutual growth. Nevertheless, the Group also recognizes that the opening up of Mainland China has already drawn an increasing number of foreign competitors, which will ultimately result in thinning profit margins. Therefore, we have decided to adopt a four-pronged strategy in the PRC, namely, (1) Diversify product lines under the brand name of "NICOLE design" to launch more new items encompassing the latest trends; (2) Solidify market position by maintaining closer cooperation with existing customers and assigning more authorized distributors that operate strongly in local networks; (3) Develop concept stores to stimulate sales and build stronger corporate image; and (4) Enhance logistic-control and supply-chain management to reduce operation costs and boost product competitiveness.

Looking ahead, the Group believes the prepayment of debt under the DRD has helped Magician relieve itself from its previous financial burden, and expects that the Group will be in a better position to focus on reviving sales in North America as well as expanding business in the PRC.

## DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30th September, 2003, the interests and short positions of the directors and chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") were as follows:

| Name of director | Nature of interests | Number of issued ordinary shares of HK$0.10 each in the Company |
|---|---|---|
| Mr. Kong Yick Ming *(note)* | Corporate | 286,984,000 |

*Note:* Mr. Kong Yick Ming is deemed to have a beneficial interest in 286,984,000 ordinary shares of the Company through Concept Developments Limited, the entire issued share capital of which is beneficially owned by Mr. Kong Yick Ming.

Save as disclosed herein, as at 30th September, 2003, none of the directors or chief executives of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company pursuant to the Model Code.

Furthermore, no share options were granted under the Company's share option scheme since its adoption on 8th August, 2002. Other than that, at no time during the Period was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company or any of their spouses or children under the age of 18 to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

## SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed above in respect of the directors and chief executives, as at 30th September, 2003, the register of substantial shareholders maintained under Section 336 of Part XV of the SFO showed that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the Company's issued share capital.

| Name | Number of issued ordinary shares held | Percentage of total issued ordinary shares |
|---|---|---|
| Transpac Nominees Pte Ltd. | 213,279,577 | 24.6% |
| Concept Developments Limited | 286,984,000 | 33.0% |
| Primewell Investment Limited *(note 1)* | 117,491,777 | 13.52% |
| Silvermark International Limited *(note 2)* | 55,657,926 | 6.41% |

*Note 1:* Ms. Chan Ying Gi, Dorice is deemed to have a beneficial interest in 117,491,777 ordinary shares of the Company through Primewell Investment Limited, the entired issued share capital of which is beneficially owned by Ms. Chan Ying Gi, Dorice. Included her personal interest of 32,703,421 ordinary shares, she is deemed to have a total of 150,195,198 ordinary shares of the Company.

*Note 2:* Ms. Zhou Hui Lian is deemed to have a beneficial interest in 55,657,926 shares of the Company through Silvermark International Limited, the entired issued share capital of which is beneficially owned by Ms. Zhou Hui Lian.

Save as disclosed above, as at 30th September, 2003, the register maintained by the Company pursuant to Section 336 of the SFO recorded no other interests or short positions in shares of the Company.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the Period.

## AUDIT COMMITTEE

The Audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the unaudited interim financial statements for the Period.

## COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the Period, except that the independent non-executive directors of the Company are not appointed for specific terms.

On behalf of the Board
**Kong Yick Ming**
*Chairman*

Hong Kong, 16th December, 2003

MAGICIAN

INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司

Flat E-H, 24/F., Phase II, Superluck Industrial Centre,

57 Sha Tsui Road, Tsuen Wan, Hong Kong.

香港荃灣沙咀道五十七號荃運工業中心第二期二十四樓E-H座

通達工業(集團)有限公司(「本公司」)之董事會(「董事會」)欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零三年九月三十日止六個月(「本期間」)之未經審核業績連同二零零二年同期之比較數字如下：

## 簡明綜合收益表

| | 附註 | 截至九月三十日止六個月<br>二零零三年<br>千港元<br>(未審核) | <br>二零零二年<br>千港元<br>(未審核) |
|---|---|---|---|
| 營業額 | 2 | **247,228** | 262,444 |
| 銷售成本 | | **(183,412)** | (179,513) |
| 毛利 | | **63,816** | 82,931 |
| 其他收入 | | **1,619** | 2,015 |
| 銷售及分銷成本 | | **(21,828)** | (21,682) |
| 行政及其他營運支出 | | **(38,121)** | (43,456) |
| | | **(58,330)** | (63,123) |
| 經營溢利 | 3 | **5,486** | 19,808 |
| 財務費用 | | **(3,607)** | (3,792) |
| 應佔聯營公司虧損 | | **(341)** | (688) |
| 除税前溢利 | | **1,538** | 15,328 |
| 税項 | 4 | **(186)** | (726) |
| 股東應佔溢利 | | **1,352** | 14,602 |
| 每股盈利 | 6 | | |
| 一基本(港仙) | | **0.16** | 1.68 |
| 一攤薄(港仙) | | 不適用 | 1.19 |

## 簡明綜合資產負債表

| | 附註 | 二零零三年九月三十日 千港元 (未審核) | 二零零三年三月三十一日 千港元 (已審核) |
|---|---|---|---|
| **資產** | | | |
| **流動資產** | | | |
| 現金及銀行結餘 | | 7,307 | 18,951 |
| 受限制銀行存款及結餘 | | 150,648 | 40,923 |
| 應收貿易賬款及票據 | 8 | 92,599 | 95,598 |
| 存貨 | | 84,040 | 85,924 |
| 預付款項、按金及其他應收賬款 | | 12,312 | 11,008 |
| 總流動資產 | | 346,906 | 252,404 |
| **固定資產** | 7 | 378,047 | 368,337 |
| **於聯營公司之權益** | | 794 | 1,166 |
| **總資產** | | 725,747 | 621,907 |
| **負債及股東權益** | | | |
| **流動負債** | | | |
| 應付貿易賬款 | 9 | 67,147 | 61,844 |
| 其他應付賬款及應計費用 | | 47,594 | 47,472 |
| 短期銀行貸款 | | 124,231 | 66,995 |
| 長期銀行貸款之即期部份 | | 15,000 | 22,000 |
| 應付融資租約之即期部份 | | 7,561 | 4,501 |
| 可換股債券 | | 87,127 | — |
| 應繳税項 | | 9,828 | 12,737 |
| 總流動負債 | | 358,488 | 215,549 |
| **長期應付賬款** | | — | 2,836 |
| **長期銀行貸款** | | 85,000 | 43,641 |
| **應付融資租約** | | 8,702 | 549 |
| **可換股債券** | | — | 87,127 |
| **遞延税項** | | 127 | 127 |
| **總負債** | | 452,317 | 349,829 |
| **股東權益** | | | |
| 股本 | | 86,873 | 86,873 |
| 儲備 | | 186,557 | 185,205 |
| 總股東權益 | | 273,430 | 272,078 |
| **總負債及股東權益** | | 725,747 | 621,907 |

## 簡明綜合權益變動表

| | 資本<br>千港元<br>(未審核) | 股份溢價<br>千港元<br>(未審核) | 資本贖回儲備<br>千港元<br>(未審核) | 兌換變動儲備<br>千港元<br>(未審核) | 繳納盈餘<br>千港元<br>(未審核) | 累積虧損<br>千港元<br>(未審核) | 總數<br>千港元<br>(未審核) |
|---|---|---|---|---|---|---|---|
| 於二零零二年四月一日 | 86,873 | 282,049 | 1,265 | 139 | 51 | (116,413) | 253,964 |
| 本期間溢利 | – | – | – | – | – | 14,602 | 14,602 |
| 於二零零二年九月三十日 | 86,873 | 282,049 | 1,265 | 139 | 51 | (101,811) | 268,566 |
| 於二零零三年四月一日 | 86,873 | 282,049 | 1,265 | 139 | 51 | (98,299) | 272,078 |
| 本期間溢利 | – | – | – | – | – | 1,352 | 1,352 |
| 於二零零三年九月三十日 | 86,873 | 282,049 | 1,265 | 139 | 51 | (96,947) | 273,430 |

## 簡明綜合現金流量表

| | 截至九月三十日止六個月 | |
|---|---|---|
| | 二零零三年<br>千港元<br>(未審核) | 二零零二年<br>千港元<br>(未審核) |
| 經營業務現金(流出)/流入淨額 | (86,956) | 7,041 |
| 投資業務之現金流出淨額 | (27,496) | (25,031) |
| 融資活動之現金流入淨額 | 102,808 | 11,625 |
| 現金及現金等值項目減少淨額 | (11,644) | (6,365) |
| 期初現金及現金等值項目 | 18,951 | 13,745 |
| 期終現金及現金等值項目 | 7,307 | 7,380 |

## 未審核中期財務報表附註

### 1. 會計政策

簡明綜合中期財務報表乃根據歷史成本法編製及香港會計師公會頒佈之香港會計實務準則(「會計實務準則」)第25號「中期財務報告」編製。

本期間，本公司首次採納由香港會計師公會頒佈之會計實務準則第12條(經修訂)「所得税會計」(「會計實務準則第12條(經修訂)」)。會計實務準則第12條(經修訂)引入所得税(包括現行税項及遞延税項)會計之新基準。採納會計實務準則第12條(經修訂)對本會計期間或過往會計期間之業績並無任何重大影響，因此毋須作出前期調整。

除上述者外，所採納之會計政策與編撰本集團截至二零零三年三月三十一日止年度之年度經審核財務報表所採納者一致。

### 2. 分部資料

(a) 地區分部

本集團於本期間的客戶地區分佈之營業額及業績分析如下：

| | 營業額 九月三十日 | | 分部業績 九月三十日 | |
|---|---|---|---|---|
| | 二零零三年 千港元 (未審核) | 二零零二年 千港元 (未審核) | 二零零三年 千港元 (未審核) | 二零零二年 千港元 (未審核) |
| 美國 | **133,608** | 165,123 | **19,892** | 36,528 |
| 加拿大 | **14,412** | 16,243 | **709** | 2,874 |
| 香港 | **26,540** | 17,926 | **6,120** | 4,441 |
| 中國大陸 | **46,238** | 44,036 | **(2,405)** | 2,003 |
| 歐洲 | **15,697** | 9,402 | **1,364** | 1,631 |
| 其他 | **10,733** | 9,714 | **1,308** | 2,137 |
| | **247,228** | 262,444 | **26,988** | 49,614 |
| 未分配之企業成本 | | | **(21,502)** | (29,806) |
| 經營溢利 | | | **5,486** | 19,808 |

(b) 業務分部

本集團的銷售及業績超過90%來自製造及買賣家居用品，故無須提供業務分部資料。

## 3. 經營溢利

經營溢利已計入及扣除下列各項：

| | 截至九月三十日止六個月 | |
|---|---|---|
| | 二零零三年 千港元 (未審核) | 二零零二年 千港元 (未審核) |
| 已計入 | | |
| 利息收入 | **487** | 521 |
| 租金收入(已扣除開支) | **222** | 204 |
| 回撥聯營公司減值準備 | **40** | – |
| 已扣除 | | |
| 折舊 | **17,860** | 19,006 |
| 呆壞存貨撥備 | **1,376** | 900 |
| 呆壞賬撥備 | **838** | 1,515 |
| 匯兑虧損淨額 | **290** | 635 |

## 4. 税項

| | 截至九月三十日止六個月 | |
|---|---|---|
| | 二零零三年 千港元 (未審核) | 二零零二年 千港元 (未審核) |
| 香港所得税 | **64** | – |
| 中國大陸所得税 | **122** | 400 |
| 遞延税項 | **–** | 326 |
| | **186** | 726 |

本期間，香港所得税按估計應課税溢利之17.5%(二零零二年：16%)計算。

中國大陸附屬公司的中國大陸所得税是按估計應課税溢利之15%(二零零二年：15%)計算。

遞延税項為加速折算減免而引起之税項時差數。

5. **股息**

董事會不建議就本期間派發中期股息（二零零二年：無）。

6. **每股盈利**

每股基本及攤薄盈利根據以下數據計算：

| | 截至九月三十日止六個月 | |
|---|---|---|
| | 二零零三年 | 二零零二年 |
| | *千港元* | *千港元* |
| | （未審核） | （未審核） |
| 盈利 | | |
| 計算每股基本盈利之溢利 | **1,352** | 14,602 |
| 根據假設把所有可換股債券於本期初兌換成股份作出調整 | **945** | 962 |
| 計算每股攤薄盈利之溢利 | **2,297** | 15,564 |
| | *千* | *千* |
| 股份數目 | | |
| 計算每股基本盈利使用之加權平均普通股股數 | **868,733** | 868,733 |
| 視為無代價發行之普通股股數 | **435,634** | 435,634 |
| 計算每股攤薄盈利使用之加權平均普通股股數 | **1,304,367** | 1,304,367 |

就行使之可換股債券對每股攤薄盈利產生反攤薄效應，本期間的每股攤薄盈利並無顯示。

7. **增購固定資產**

本期間內，本集團增加約10,700,000港元（截至二零零二年九月三十日止六個月：900,000港元）用於興建生產廠房，另外亦斥資17,500,000港元（截至二零零二年九月三十日止六個月：24,100,000港元）用於增購廠房設備及機器以提升其生產力。

**8. 應收貿易賬款及票據**

應收貿易賬款及票據的賬齡分析如下：

| | 二零零三年九月三十日 千港元 (未審核) | 二零零三年三月三十一日 千港元 (已審核) |
|---|---|---|
| 少於一個月 | **35,596** | 40,857 |
| 一個月至二個月 | **23,670** | 25,427 |
| 二個月至三個月 | **17,583** | 15,915 |
| 三個月至六個月 | **12,976** | 12,903 |
| 六個月至一年 | **6,921** | 4,737 |
| 超過一年 | **7,106** | 6,409 |
| | **103,852** | 106,248 |
| 減：呆壞賬撥備 | **(11,253)** | (10,650) |
| | **92,599** | 95,598 |

應收貿易賬款客戶數期約為三十天至六十天。

**9. 應付貿易賬款**

應付貿易賬款賬齡分析如下：

| | 二零零三年九月三十日 千港元 (未審核) | 二零零三年三月三十一日 千港元 (已審核) |
|---|---|---|
| 少於三個月 | **41,050** | 52,678 |
| 三個月至六個月 | **21,936** | 7,396 |
| 六個月至一年 | **3,680** | 793 |
| 超過一年 | **481** | 977 |
| | **67,147** | 61,844 |

**10. 承擔**

| | 二零零三年九月三十日 千港元 （未審核） | 二零零三年三月三十一日 千港元 （已審核） |
|---|---|---|
| (a) 資本承擔在購買土地及樓宇、及廠房設備及機器 | | |
| 已承諾及已簽訂合約 | **18,151** | 6,730 |
| (b) 不可撤銷的經營租約承擔 | | |
| 物業 | | |
| 一年內 | **4,310** | 3,491 |
| 二年至五年 | **2,326** | 2,838 |
| | **6,636** | 6,329 |

**11. 有限制銀行存款及結餘**

於二零零三年九月三十日，本集團之有限制銀行存款及結餘約150,600,000港元（二零零三年三月三十一日：40,900,000港元），其中包括在一間銀行仍持有100,000,000港元作提早償還以前債務重組建議之債項，10,000,000港元作早償營運資金限額及40,600,000港元作一般銀行融資之存款。

# 管理層討論與分析

## 財務摘要

*業績概覽*

截至二零零三年九月三十日止六個月，本集團營業額約為港幣二億四千七百二十萬元，較去年同期之港幣二億六千二百四十萬元下跌6%，惟經營溢利下跌72%，由去年同期之港幣一千九百八十萬元下跌至港幣五百五十萬元。此外，本集團股東應佔溢利淨額為港幣一百四十萬元，而去年同期錄得股東應佔溢利為港幣一千四百六十萬元。本集團每股基本盈利為港仙零點一六。

於回顧期內，本集團準備提早償還根據二零零零年十一月十日簽訂之債務重整契約(「債務重整契約」)中尚欠債權人的全數餘款；所需資金擬取自調配本集團之內部資源、向中國銀行深圳市分行寶安支行(「中銀深圳」)貸款，以及撤銷現時營運資本保證金。根據本公司於二零零三年十一月四日及二零零三年十一月六日刊登之公佈，提早還款已於二零零三年十一月六日完成。

於回顧期內，本集團並無收購或出售任何主要附屬公司或聯營公司。而本集團持有投資項目的情況，與最近之年報所示者，亦無重大改變。

*流動資金和財政資源*

於二零零三年九月三十日，本集團之淨資產值升至港幣二億七千三百四十萬元，每股淨資產值為港仙三十一點五。同時，本集團總資產值為港幣七億二千五百七十萬元，其中現金及銀行存款約佔港幣一億五千八百萬元。由於本集團當時正處於提早還款計劃之過渡時期，本集團之綜合借貸增加至港幣三億二千七百六十萬元，其中包括二零零三年九月二十七日中銀深圳貸款合同所簽定之港幣一億元的三年期貸款。故此，本集團其時之負債資產比率由二零零三年三月三十一日的83%，上升至二零零三年九月三十日的120%。本集團之綜合借貸包括港幣五千四百六十萬元之五年期貸款及港幣八千七百一十萬元之可換股債券。該兩項借貸已於二零零三年十一月完成提早償還計劃後全數償還。

*資本架構*

根據債務重整契約，本集團之主要借貸包括(i)一項五年期的貸款，本集團在過去兩年半已按時支付五期合共港幣五千五百萬元的還款，現剩餘債項為港幣五千四百六十萬元；以及(ii)無息票有抵押可換股債券及四厘息票有抵押可換股債券之欠款，分別為港幣三千萬元及港幣五千七百萬元。

此外，本集團於上述提早還款計劃之過渡期內，向中銀深圳貸款港幣一億元，為期三年。

本集團所有借貸，包括中銀深圳之貸款，均以港幣結算。此外，本集團所有借貸之息率均為浮息，但四厘息票有抵押可換股債券則為例外，是以定息計算。由於市場息率穩定，加上本集團逐步攤還債項，本集團於回顧期內的財務費用較去年同期縮減5%。因此，本集團的財務狀況健全，並具充足融資額以支援在提早還款前後業務之營運。

*本集團資產抵押*

於回顧期內，本集團之銀行借貸由本集團的資產作擔保。

*重大投資或資本資產之未來計劃*

本集團並無任何重大未來投資計劃，惟本集團將恰當地作出資本性資產投資，尤其是在擴建廠房、增建電鍍廠及相關環保設施、添置新的機器及模具，以配合生產及市場需求。當中所需資金，主要來自本集團的經營利潤，其次來自銀行融資。

*外幣兌換風險*

本集團之貨幣資產及負債以港幣、人民幣及美元為主要結算貨幣。由於港幣與美元掛鈎，而港幣兌人民幣的匯價波幅亦相當輕微，因此本集團所承受的外幣兌換風險極低。

*業務分部資料*

本集團按市場地區劃分之銷售業務並無大變化。北美洲仍是本集團的第一大市場。本集團於北美洲、中國大陸、香港、歐洲及其他地區之業務分佈比例，分別為60%、19%、11%、6%及4%。

*或然負債*

本集團的或然負債與最近之年報所示者，並無重大改變。

**僱員資料**

於二零零三年九月三十日，本集團僱用員工四千一百一十八人，分佈於中、港兩地之辦公室及廠房。僱員之薪酬是以其個人職責、資歷、經驗及表現來釐定。本集團亦為員工提供在職培訓及安全訓練。

本集團設有股份認購權計劃，惟於回顧期內並無任何僱員獲授以股份認購權。

**業務回顧**

由於本集團於北美洲市場之表現未如理想，營業額下跌6%至港幣二億四千七百二十萬元，同時經營溢利下降72%至港幣五百五十萬元，導致股東應佔溢利淨額達港幣一百四十萬元，此與銷售下跌及製造成本上升有關。本年初，香港爆發非典型肺炎，對本集團的業務構成一定程度的影響，因為海外商家減少到本集團設於香港之陳列室及國內廠房參觀，引致一些意料中之主要訂單流失。另一方面，塑膠原料價格急漲30%至40%，而鋼鐵材料價格亦攀升10%至40%。

然而，本集團一直努力擴闊客戶層面，因而成功在回顧期內簽定多個來自加拿大及韓國市場的「原件生產」客戶，主要提供禮品及精品。

*國際業務*

截至二零零三年九月三十日止六個月，本集團的海外市場合共錄得港幣一億七千四百四十萬元的收入，較去年同期下跌13%。

綜觀本集團的全球銷售數字，美國市場的成績未如理想，營業額為港幣一億三千三百六十萬元，較去年同期的港幣一億六千五百一十萬元下跌19%。究其原因，是由於美國經濟衰弱，直接打擊消費者及零售商的信心，以致本集團顧客認為存貨已足夠供應市場所需，在訂購貨品時紛紛採取謹慎態度，將存貨數量維持最低需求水平。

加拿大市場的表現同樣欠佳，營業額為港幣一千四百四十萬元，較去年同期的港幣一千六百二十萬元下跌11%；然而，歐洲市場表現甚為出色，共錄得港幣一千五百七十萬元收入，較去年同期之港幣九百四十萬元增長67%。此有賴集團自兩年前起銳意加強與歐洲客戶的聯繫，致使回顧期內客戶數目有所增加。而其他國際市場營業額則合共攀升10%至港幣一千零七十萬元。

*中國大陸業務*

於回顧期內，中國大陸銷售上升5%，達港幣四千六百二十萬元。此穩定增長有賴本集團以「樱樱」品牌推出一系列新穎產品獲得市場良好反應，該品牌現已成為中國大陸家居用品名牌。此外，本集團以多元化的手法推廣「樱樱」品牌，包括與主要客戶合辦了多個夏日推廣活動，刺激銷售增長。

本集團在回顧期內繼續維持廣闊的銷售網絡，覆蓋超過三十個主要城市，跨越二十個省、四個直轄市及三個自治區，為上千個零售商旗下約四千三百多個銷售網點供應產品。

於回顧期內，本集團在中國市場最暢銷的產品包括多功能儲存組合系列、飲品器皿及肥皂盒系列。

*香港業務*

香港市場的表現令人鼓舞，有賴本集團與零售客戶合辦更多推廣活動，令營業額比去年同期的港幣一千七百九十萬元上升48%，達港幣二千六百五十萬元。

前景

本集團預期，在現時世界經濟不穩，及美國市場表現欠佳之情況下，將面對更多挑戰。惟本集團會繼續努力增強海外銷售工作；同時在中國市場投入更多資源，以抓緊當地銷售增長蓬勃所帶來的機遇。

由於中國人民的生活水平與購買能力不斷上升，本集團透過拓展內地零售網絡及與地方業務夥伴加強合作，有信心令中國市場銷售數字在來年保持增長。然而，本集團亦深知大陸市場開放已逐漸引來更多外商競爭，最終令邊際利潤被攤薄。為此，本集團決定在中國市場採取下列四項措施：(1)將「櫻櫻」品牌系列多元化，以該品牌推出更多迎合市場需求的新產品；(2)加強與顧客之間的緊密連繫，並與更多擁有地方網絡的強勢分銷商簽訂合作協議，以鞏固本集團之市場地位；(3)開設專櫃以刺激銷售及加強品牌認受性；及(4)提高物流及供應鏈的管理效益，以減低成本，增加產品競爭力。

展望未來，在提早償還債務重整契約中尚欠的全數餘款、及大為減輕昔日背負的財務負擔後，本集團預計更能專心一意，致力刺激北美洲市場銷售表現回復昔日的光輝，同時繼續拓展中國市場，為來年爭取佳績。

## 董事及主要行政人員於股本、相關股份或權證之權益及淡倉

於二零零三年九月三十日，有關本公司董事及主要行政人員擁有本公司或其任何相聯法團(按證券及期貨條例第XV部份之涵義)之股份、相關股份或債權證之權益及淡倉，而須列入按證券及期貨條例第352條規定而存置之登記冊內，或須根據香港聯合交易所有限公司(「聯交所」)上市規則(「上市規則」)之上市公司董事進行證券交易之標準守則(「標準守則」)知會本公司之詳情如下：

| 董事姓名 | 權益性質 | 持有本公司每股面值0.10港元已發行普通股之數目 |
|---|---|---|
| 江益明先生*(附註)* | 公司 | 286,984,000 |

*附註：* 江益明先生透過Concept Developments Limited(「Concept」)而被視為擁有本公司286,984,000股普通股之實益權益，Concept之全部已發行股本由江益明先生擁有。

除本文所披露外，於二零零三年九月三十日，本公司各董事及主要行政人員於本公司及其相聯法團(按證券及期貨條例第XV部份之涵義)，概無擁有任何根據證券及期貨條例第352條規定而存置之登記名冊內或根據標準守則知會本公司之股份、相關股份或債權證之權益及股份淡倉。

再者，本公司並無授出根據自二零零二年八月八日起所採納之購股權計劃下之購股權。除此之外，於本期間內本公司或其任何附屬公司概無參與任何安排，使本公司董事及彼等各自之配偶及十八歲以下之子女藉購入本公司或任何其他公司之股份或債券而得益。

## 主要股東

除上述披露有關董事及主要行政人員所持之權益，根據證券及期貨條例第XV部第336條規定而存置之主要股東權益登記冊所顯示，於二零零三年九月三十日，下列佔本公司已發行股本5%或以上權益之主要股東已知會本公司。

| 股東名稱 | 持有普通股數目 | 佔已發行普通股之百份比 |
|---|---|---|
| Transpac Nominees Pte Ltd. | 213,279,577 | 24.6% |
| Concept Developments Limited | 286,984,000 | 33.0% |
| Primewell Investment Limited *(附註1)* | 117,491,777 | 13.52% |
| Silvermark International Limited *(附註2)* | 55,657,926 | 6.41% |

*附註1：* 陳櫻之小姐透過Primewell Investment Limited（「Primewell」）而被視為擁有本公司117,491,777股普通股之實益權益。Primewell之全部已發行股本由陳櫻之小姐擁有。連同陳小姐個人擁有本公司32,703,421股普通股，陳櫻之小姐被視為擁有本公司共150,195,198股普通股。

*附註2：* 周惠蓮小姐透過Silvermark International Limited（「Silvermark」）而被視為擁有本公司55,657,926股普通股之實益權益。Silvermark之全部已發行股本由周惠蓮小姐擁有。

除上述披露外，於二零零三年九月三十日，根據證券及期貨條例第336條規定而存置之主要股東權益登記冊內，並無其他人士在本公司之股份及相關股份中擁有任何權益及股份淡倉的記錄。

## 購買、贖回或出售本公司之上市證券

本公司或其任何附屬公司於本期間內概無購賣、贖回或出售本公司之任何上市證券。

## 審核委員會

審核委員會已連同管理層審閱本集團所採用之會計準則及實務，並已討論內部監控和財務匯報事宜，包括審閱截至二零零三年九月三十日止六個月之未經審核中期財務報告。

## 遵守最佳應用守則

根據本公司董事所知，除本公司之獨立非執行董事並無固定任期外，本公司於本期間內已遵守由上市規則附錄14所載之最佳應用守則。

承董事會命
江益明
*主席*

香港，二零零三年十二月十六日